

November 8, 2010

David Cho, Chief Executive Officer
Restaurant Concepts of America Inc.
1130 Lakeline Boulevard
Austin, Texas 78717

> **Re:** **Restaurant Concepts of America, Inc.**
> **Post-effective amendment to Form S-1**
> **Filed October 19, 2010**
> **File No. 333-160517**

Dear Mr. Cho:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your registration statement was initially declared effective September 25, 2009 with audited financial statements through August 31, 2008. Please confirm, if true, whether any sales have been made after June 25, 2010 under this registration statement. In this regard, we note that there have been no trades of your shares reported by the Over-the-Counter Bulletin Board as of November 7, 2010.

Financial Statements, page 37

2. Please amend your registration statement to provide audited financial statements through the end of your most recently completed fiscal year, or provide your analysis as to why you are not required to include such financial statements. In this regard, we note that you have not reported income from continuing operations before taxes since becoming a reporting company. See Rule 8-08(b) of Regulation S-X.

David Cho
Restaurant Concepts of America, Inc.
November 8, 2010
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ryan Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief

cc: Via Facsimile (713) 524-4110
        David M. Loev
        The Loev Law Firm, PC